Heller Ehrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

03007757

March 7, 2003

SEC FILE NO. 82-4152

PROCESSED
APR 10 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 17 2003 WASH. D.C. 187

SUPPL

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Hansom Eastern (Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Hansom Eastern (Holdings) Limited (the "Company"), SEC File No. 82-4152, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the resignation of executive director, dated January 15, 2003, published in (English version) in The Standard and published in (Chinese version) in Hong Kong Economic Times, both on January 16, 2003;

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H:\dlai\adr\21843\0001\31sec.doc

(2) The Company announcement regarding change in substantial shareholder, dated December 20, 2002; published in (English version) in The Standard and published in (Chinese version) in Hong Kong Economic Times, both on December 23, 2002;

(3) The Company's announcement regarding interim results for the six months ended September 30, 2002, dated December 17, 2002, ; published in (English version) in The Standard and published in (Chinese version) in Hong Kong Economic Times, both on December 18, 2002;

(4) Interim report for the six months ended September 30, 2002; and

(5) The Company's announcement regarding supplemental agreement relating to acquisition of property in the PRC, dated December 16, 2002, published in (English version) in The Standard and published in (Chinese version) in Hong Kong Economic Times, both on December 17, 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Encl.

c.c. Hansom Eastern (Holdings) Limited

INTERIM REPORT

FOR THE SIX MONTHS ENDED

30TH SEPTEMBER, 2002

恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

The board of directors (the "Board") of Hansom Eastern (Holdings) Limited (the "Company") presents the unaudited condensed consolidated financial statements of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2002 as follows:

INTERIM FINANCIAL REPORT

Condensed Consolidated Income Statement

For the six months ended 30th September, 2002

		For the six months ended 30th September,	
		2002	2001
	Notes	***HK$'000***	*HK$'000*
		(Unaudited)	(Unaudited)
Turnover	*3*	**11,591**	162,307
Cost of sales		**(2,965)**	(98,919)
Gross profit		**8,626**	63,388
Other operating income	*5*	**–**	1,093
Distribution costs		**–**	(51,955)
Administrative expenses		**(10,210)**	(21,010)
Other operating expenses	*6*	**(365)**	(6,539)
Loss from operations	*7*	**(1,949)**	(15,023)
Finance costs	*8*	**(393)**	(2,013)
Investment income	*9*	**1,711**	402
Loss on assignment of loan to a subsidiary		**–**	(4,711)
Loss before taxation		**(631)**	(21,345)
Taxation	*11*	**–**	(36)
Loss before minority interests		**(631)**	(21,381)
Minority interests		**–**	(6,347)
Net loss for the period		**(631)**	(15,034)
Loss per share	*13*	**HK(0.02) cents**	HK(1.22) cents

Condensed Consolidated Balance Sheet
At 30th September, 2002

	Notes	30.9.2002 HK$'000 (Unaudited)	31.3.2002 HK$'000 (Audited)
Non-current assets			
Investment properties		6,000	6,000
Property, plant and equipment	14	1,523	1,914
Interest in an associate		–	–
Investments in securities		58,000	58,000
Intangible asset	15	33,962	–
		99,485	65,914
Current assets			
Properties held for resale	16	30,000	30,000
Short-term loans	17	220,772	173,543
Other receivables		45,485	5,336
Deposits made on investments		–	134,244
Investments in securities		557	–
Notes receivable		2,000	55,000
Bank balances and cash		146,958	42,404
		445,772	440,527
Current liabilities			
Other payables		3,573	2,242
Taxation		–	83
Bank overdrafts – unsecured		463	–
		4,036	2,325
Net current assets		441,736	438,202
Total assets less current liabilities		541,221	504,116
Minority interests		37,736	–
		503,485	504,116
Capital and reserves			
Share capital		31,161	31,161
Reserves		472,324	472,955
		503,485	504,116

Condensed Consolidated Statement Of Changes In Equity

For the six months ended 30th September, 2002

	Share capital HK$'000	Share premium HK$'000	Translation reserves HK$'000	Negative goodwill reserves HK$'000	Capital redemption reserves HK$'000	Special reserves HK$'000	Warrant reserves HK$'000	Distributable reserves HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1st April, 2001	86,559	88,098	(359)	4,231	485	35,131	26,754	517,288	(424,387)	333,800
Exchange differences arising on translation of overseas operations and loss not recognised in the income statement	-	-	(10)	-	-	-	-	-	-	(10)
Capital reduction	(77,903)	-	-	-	-	-	-	77,903	-	-
Placement of shares	1,731	-	-	-	-	-	-	-	-	1,731
Rights issue	20,774	-	-	-	-	-	-	-	-	20,774
Premium arising on issue of shares	-	206,010	-	-	-	-	-	-	-	206,010
Expenses incurred in connection with the issue of shares	-	(6,652)	-	-	-	-	-	-	-	(6,652)
Transfer	-	-	-	-	-	-	(26,754)	-	26,754	-
Net loss for the period	-	-	-	-	-	-	-	-	(15,034)	(15,034)
At 30th September, 2001	31,161	287,456	(369)	4,231	485	35,131	-	595,191	(412,667)	540,619
Exchange differences arising on translation of overseas operations and loss not recognised in the income statement	-	-	(216)	-	-	-	-	-	-	(216)
Reserves released upon disposal of discontinued operations	-	-	585	(4,231)	-	-	-	-	-	(3,646)
Net loss for the period	-	-	-	-	-	-	-	-	(32,641)	(32,641)
At 31st March, 2002	31,161	287,456	-	-	485	35,131	-	595,191	(445,308)	504,116
Net loss for the period	-	-	-	-	-	-	-	-	(631)	(631)
At 30th September, 2002	**31,161**	**287,456**	**-**	**-**	**485**	**35,131**	**-**	**595,191**	**(445,939)**	**503,485**

Condensed Consolidated Cash Flow Statement

For the six months ended 30th September, 2002

	For the six months ended 30th September,	
	2002	2001
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Net cash used in operating activities	**(46,719)**	(154,016)
Net cash from (used in) investing activities	**146,643**	(22,207)
Net cash from financing activities	**4,167**	257,529
Increase in cash and cash equivalents	**104,091**	81,306
Cash and cash equivalents at beginning of the period	**42,404**	32,282
Effect of foreign exchange rate changes	**–**	125
Cash and cash equivalents at end of the period	**146,495**	113,713
Effect on re-definition of cash and cash equivalents:		
Cash and cash equivalents at beginning of the period as previously reported		13,541
Effect of reclassification of trust receipts and import loans		18,741
Cash and cash equivalents at beginning of the period as restated		32,282
Cash and cash equivalents at end of the period as previously reported		97,702
Effect of reclassification of trusts receipts and import loans		16,011
Cash and cash equivalents at end of the period as restated		113,713

Notes to the Condensed Financial Statements

For the six months ended 30th September, 2002

1. Basis of preparation

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with the Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("HKSA").

2. Principal accounting policies

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and certain investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2002, except as described below.

In the current period, the Group adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the HKSA. The SSAPs that have an impact on the condensed financial statements are:

SSAP 1 (Revised)	Presentation of financial statements
SSAP 11 (Revised)	Foreign currency translation
SSAP 15 (Revised)	Cash flow statements

Statement of changes in equity

In accordance with revised SSAP 1, there was a change in the format of presentation of the statement of changes in equity. This change has had no material effect on the results for the current or prior accounting periods.

Foreign currencies

The revisions to SSAP 11 have eliminated the choice of translating the income statements of overseas operations at the closing rate for the period, the policy previously followed by the Group. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

2. Principal accounting policies *(continued)*

Cash flow statements

Under revised SSAP 15, cash flows are classified under three headings – operating, investing and financing, rather than the previous five headings. Interest and dividends, which were previously presented under a separate heading, are classified as operating, investing or financing cash flows. Cash flows arising from taxes on income are classified as operating, unless they can be separately identified with investing or financing activities. In addition, the amounts presented for cash and cash equivalents have been amended to exclude short-term loans that are financing in nature. The re-definition of cash and cash equivalents has resulted in a restatement of the comparative amounts shown in the cash flow statement.

3. Turnover

Turnover represents the net amounts received and receivable from sales of goods, sales of securities, sales of properties, interest income from provision of finance and notes receivable and property rentals during the period, and is analysed as follows:

	For the six months ended 30th September,	
	2002	2001
	HK$'000	*HK$'000*
Continuing operations		
Sales of securities	**2,960**	18,856
Interest income from provision of finance and notes receivable	**7,132**	3,573
Property rentals	**1,499**	957
Sales of properties	**–**	9,600
	11,591	32,986
Discontinued operations		
Manufacture and sales of Western and Chinese pharmaceutical and health products and foodstuffs *(note 10)*	–	129,321
	11,591	162,307

4. **Segment information**

During the previous periods, the Group was organised into five main operating segments: manufacture and sales of Western and Chinese pharmaceutical and health products and foodstuffs, provision of finance, trading and investment in securities, property holding and investment and investment activities.

As explained in note 10, the Group ceased its manufacture and sales of Western and Chinese pharmaceutical and health products and foodstuffs operations during the prior year.

These divisions are the basis on which the Group reports its primary segment information.

Segmental information for the six months ended 30th September, 2002 and 2001 about these businesses is presented below:

Business segments

For the six months ended 30th September, 2002

	Continuing operations				Discontinued operations	
	Provision of finance	Trading and investment in securities	Property holding and investment	Investment activities*	Manufacture and sales of Western and Chinese pharmaceutical and health products and foodstuffs	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue	7,082	2,960	1,499	50	-	11,591
Segment results	6,618	(110)	835	(1,621)	-	5,722
Unallocated corporate expenses						(7,671)
Loss from operations						(1,949)

4. Segment information *(continued)*

Business segment *(continued)*

For the six months ended 30th September, 2001

	Continuing operations				Discontinued operations	
	Provision of finance *HK$'000*	Trading and investment in securities *HK$'000*	Property holding and investment *HK$'000*	Investment activities* *HK$'000*	Manufacture and sales of Western and Chinese pharmaceutical and health products and foodstuffs *HK$'000*	Consolidated *HK$'000*
Segment revenue	1,530	18,856	10,557	2,043	129,321	162,307
Segment results	1,437	471	176	2,043	(11,331)	(7,204)
Unallocated corporate expenses						(8,166)
Unallocated other operating income						347
Loss from operations						(15,023)

* These activities comprise mainly of investment in application software business, investment securities and notes receivable.

5. Other operating income

	For the six months ended 30th September, **2002** **HK$'000**	2001 *HK$'000*
Included in other operating income is:		
Unrealised gain on other investments	–	746

6. Other operating expenses

	For the six months ended 30th September, 2002 HK$'000	2001 HK$'000
Included in other operating expenses are:		
Unrealised loss on other investments	**98**	–
Cost for closure of retail outlets	**–**	5,590

7. Loss from operations

	For the six months ended 30th September, 2002 HK$'000	2001 HK$'000
Loss from operations has been arrived at after charging:		
Depreciation and amortisation	**438**	3,822
Loss on disposal of property held for resale	**–**	114

8. Finance costs

	For the six months ended 30th September, 2002 HK$'000	2001 HK$'000
Finance costs comprise:		
Interest on:		
Bank and other borrowings wholly repayable within five years	**393**	1,861
Bank and other borrowings not wholly repayable within five years	**–**	139
Obligations under finance leases	**–**	13
	393	2,013

9. Investment income

	For the six months ended 30th September,	
	2002	2001
	HK$'000	*HK$'000*
Investment income comprises:		
Interest income from		
Banks	**52**	395
Others	**1,659**	7
	1,711	402

10. Discontinued operations

In 2001, the Group disposed of the remaining 51% equity interest in Tung Fong Hung Investment Limited ("TFHI") at a consideration of HK$45,900,000. TFHI and its subsidiaries were principally engaged in the business of manufacture and sales of Western and Chinese pharmaceutical and health products and foodstuffs.

In addition, in 2002, the Group had entered into agreements with two third parties to terminate the acquisition of 河南興邦藥業有限公司 (Henan Xingbang Pharmacy Limited, "Xingbang Pharmacy"), a company incorporated in the People's Republic of China, other than Hong Kong (the "PRC") which is principally engaged in the manufacture, process, sale and export of traditional Chinese Medicine in the PRC.

As a result, the directors of the Company decided to cease the business of manufacture and sales of Western and Chinese pharmaceutical and health products and foodstuffs. Accordingly, comparative figures for the prior period have been restated.

11. Taxation

No provision for Hong Kong Profits Tax has been made in the financial statements as the Group had no assessable profit for both periods.

The charge for the six months ended 30th September, 2001 represented overseas taxation calculated at the rates prevailing in the respective jurisdictions.

12. Dividend

No dividend was paid during both periods.

13. **Loss per share**

The calculation of the basic loss per share for the period is based on the net loss for the period of HK$631,000 (six months ended 30th September, 2001: HK$15,034,000) and on the number of 3,116,124,045 (six months ended 30th September, 2001: weighted average number of 1,229,383,779) ordinary shares in issue.

No diluted loss per share is presented for the six months ended 30th September, 2001 as the exercise and conversion of the share options and warrants would result in a decrease in the loss per share for that period.

14. **Addition to property, plant and equipment**

During the period, the Group spent HK$47,000 (six months ended 30th September, 2001: HK$22,916,000) on the acquisition of property, plant and equipment.

15. **Intangible asset**

The amount represents the technology know-how which was injected by a minority shareholder of a subsidiary during the current period. It was recorded at fair value at the date of injection. The operation of this subsidiary has not commenced and no amortisation is provided.

In the opinion of the directors of the Company, the underlying value of intangible asset as at 30th September, 2002 was not less than its carrying value in the books of the Group as at that date.

16. **Properties held for resale**

As explained in the Company's circular dated 26th July, 2001, the Group entered into a loan agreement (the "Loan Agreement") with a third party (the "Lender"), pursuant to which the Lender agreed to grant a revolving loan facility to the extent of HK$30,000,000 to the Group and the Group transferred the title of the Group's properties held for resale (the "Properties") with a net carrying value of HK$30,000,000 at 30th September, 2002 to a nominee of the Lender as securities for the obligations of the Group under the Loan Agreement. All the proceeds received from the Properties will belong to the Group. Upon repayment in full by the Group of all sum due under the Loan Agreement, the Lender shall procure the transfer of the Properties back to the Group. There was no drawn down of the loan at 30th September, 2002.

In December 2002, the Group entered into an agreement to dispose of the Properties at a consideration of HK$30,000,000.

17. Short-term loans

	30.9.2002	31.3.2002
	HK$'000	*HK$'000*
The short-term loans comprise:		
Unsecured loans	**170,772**	123,543
Secured loan *(note below)*	**50,000**	50,000
	220,772	173,543

The short-term loans bear interest at prevailing market rate and are due for repayment within one year.

The Group negotiates credit period to borrowers according to the credit of individual borrower.

Note: The secured loan was secured by pledge of shares of property holding companies ("Property Companies") which are under the control of the borrowers. Pursuant to the agreement between the Group and the borrowers, the Group was granted a call option to require the borrowers to sell all of the shares of the Property Companies to the Group.

18. Commitments

	30.9.2002	31.3.2002
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment	**182,868**	18,876

In addition to the above, at 31st March, 2002, the Group had an outstanding commitment of HK$49,515,000 in respect of the acquisition of Xingbang Pharmacy in the PRC.

19. Comparative figures

Comparative figures of turnover and other operating expenses have been reclassified to conform with the current period's presentation.

INDEPENDENT REVIEW REPORT

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE BOARD OF DIRECTORS OF HANSOM EASTERN (HOLDINGS) LIMITED

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 1 to 12.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the Directors.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30th September, 2002.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 17th December, 2002

INTERIM DIVIDEND

The directors have resolved not to declare an interim dividend for the six months ended 30th September, 2002 (six months ended 30th September, 2001: Nil).

INTERIM RESULTS

For the six months ended 30th September, 2002, the Group reported a turnover of HK$11,591,000 and a net loss of HK$631,000 compared to HK$162,307,000 and HK$15,034,000 respectively for the corresponding previous period. Loss per share was HK0.02 cents. The reductions in the Group's turnover and net loss were primarily due to the Company's disposal of its remaining 51% interest in the loss-making pharmaceutical, health products and foodstuffs operations in November 2001, with the effect that the Group has since ceased to consolidate the results of these operations.

BUSINESS REVIEW AND PROSPECTS

During the six months ended 30th September, 2002, the Group continued to engage in the four major business segments, namely, provision of finance, trading and investment in securities, property holding and investment, and investment activities. The Group's subsidiary engaged in the business of GPS-based public security systems and devices is in the course of setting up its manufacturing facilities in the PRC and production is scheduled to commence next year. At the period end date, the asset portfolio of the Group remained largely unchanged from that disclosed in the Company's 2001/2002 Annual Report.

For the period under review, the Group's financing and property operations continued to report satisfactory results whereas the securities and investment activities incurred small losses. Profit from the financing segment grew substantially to HK$6,618,000 compared to HK$1,437,000 for the previous period. The size of the Group's loan portfolio has further expanded and the Board is optimistic that the financing operation will continue to contribute positively to the Group's results. The property operations recorded a profit of HK$835,000 compared to HK$176,000 for the prior period. The profit growth of this segment was attributed to additional rental income derived from increased occupancy of the Group's properties during the period. The securities and investment activities recorded losses totalling HK$1,731,000, representing mainly operational expenses incurred during the review period.

The Group has been successful in reducing its loss position substantially through disposal of some under-performing assets and adoption of various cost-cutting measures. The next goal of the management is to consolidate the Group's existing businesses and to develop new business ventures aiming to improve return to shareholders. Mainland related investments now represent a significant portion of the Group's investment portfolio. In view of the continuing strong growth of the PRC economy, the Board is optimistic that these investments will generate favorable return and pose a positive thrust to the Group's future results.

As at 30th September, 2002, the Group employed a working team consisting of about 20 directors and staff, they are remunerated according to their job nature, general market trend and work performance.

FINANCIAL REVIEW

Liquidity and Financial Resources

The Group's liquidity position continued to be strong with net current assets amounted to HK$441,736,000 as at 30th September, 2002 (at 31st March, 2002: HK$438,202,000). The Group was also in net cash position, bank balances and cash net of bank borrowings amounted to HK$146,495,000.

The Group's bank borrowings bore commercial interest at floating rates and were denominated in Hong Kong dollars, at the period end date, the Group had unutilized banking facilities of about HK$4,500,000.

Foreign Currency Management

The Group's foreign currency transactions are mostly denominated in Renminbi. As the exchange rate of Hong Kong dollars to Renminbi has been relatively stable, the Board is of the view that the Group's exposure to exchange rate risk is not significant.

Commitment

As at 30th September, 2002, the Group had an outstanding commitment of HK$182,868,000 representing the total consideration in respect of the acquisition of part of the shopping mall of Metropolitan Plaza situated in Shenzhen, the PRC. On 16th December, 2002, the Group entered into a supplementary agreement with the vendors to change the timing of payments of the total consideration. Details of this are set out in the Company's announcement dated 16th December, 2002. The Group presently has sufficient internal financial resources to satisfy this outstanding commitment, however, the Board may consider external borrowings to finance part of the commitment depending on future funding requirements.

Shareholders' Funds

The shareholders' funds of the Group amounted to HK$503,485,000 as at 30th September, 2002 (at 31st March, 2002: HK$504,116,000), equivalent to a net asset value of HK16 cents per share of the Company.

SHARE OPTION SCHEME

Pursuant to an ordinary resolution passed at an extraordinary general meeting held on 23rd August, 2002, the share option scheme adopted by the Company on 2nd July, 1999 (the "Old Scheme") was terminated and a new share option scheme (the "New Scheme") was adopted. The purpose of the New Scheme is to provide eligible participants, including directors and employees of the Group, with the opportunity to acquire proprietary interests in the Company and to encourage participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole.

During the six months ended 30th September, 2002, no option was granted either under the Old Scheme or the New Scheme nor was there any share option outstanding as at 31st March, 2002 and 30th September, 2002.

DIRECTORS' INTERESTS IN SHARES

As at 30th September, 2002, the interests of the directors of the Company and their associates in the securities of the Company and its associated corporations, within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), as recorded in the register maintained by the Company pursuant to section 29 of the SDI Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

Name of director	Nature of interests	Number of ordinary shares held
Yau Shum Tek, Cindy	Corporate	726,918,000 *(Note)*

Note: As at 30th September, 2002, Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited held 192,318,000 ordinary shares and 534,600,000 ordinary shares of the Company, respectively. Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited are wholly-owned subsidiaries of Hastings Gold Limited, which in turn, is a wholly-owned subsidiary of Mainland Talent Developments Limited. Ms. Yau Shum Tek, Cindy wholly owns and controls Red China Holdings Limited and Red China Holdings Limited is interested in 50% of the issued share capital of Mainland Talent Developments Limited. Ms. Yau Shum Tek, Cindy is deemed to be interested in 726,918,000 ordinary shares of the Company held by Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited.

Save as disclosed above, as at 30th September, 2002, none of the directors or their associates had any interests in the securities of the Company or any of its associated corporations within the meaning of the SDI Ordinance.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed under the section headed "Share Option Scheme" above, at no time during the six months ended 30th September, 2002 was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debt securities (including debentures) of, the Company or any other body corporate, and none of the directors, or their spouses or children under the age of eighteen, had any right to subscribe for the securities of the Company, or had exercised any such rights during the period.

SUBSTANTIAL SHAREHOLDERS

As at 30th September, 2002, the register of substantial shareholders maintained by the Company pursuant to section 16(1) of the SDI Ordinance disclosed the following entities as having an interest of 10% or more of the issued share capital of the Company:

Name of shareholder	Nature of interests	Number of ordinary shares held Direct interests	Deemed interests	*Notes*
Multiple Wealth International Limited	Corporate	192,318,000	–	*1*
Pacific Rim Investment Management Enterprises Limited	Corporate	534,600,000	–	*1*
Hastings Gold Limited	Corporate	–	726,918,000	*1*
Mainland Talent Developments Limited	Corporate	–	726,918,000	*1, 2 and 3*
Rymer Group Limited	Corporate	–	726,918,000	*1 and 2*
Red China Holdings Limited	Corporate	–	726,918,000	*1 and 3*
Lo Ki Yan, Karen	Corporate	–	726,918,000	*1 and 2*
Yau Shum Tek, Cindy	Corporate	–	726,918,000	*1 and 3*

Notes:

1. As at 30th September, 2002, Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited held 192,318,000 ordinary shares and 534,600,000 ordinary shares of the Company, respectively. Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited are wholly-owned subsidiaries of Hastings Gold Limited, which in turn, is a wholly-owned subsidiary of Mainland Talent Developments Limited.

2. Ms. Lo Ki Yan, Karen wholly owns and controls Rymer Group Limited and Rymer Group Limited is interested in 50% of the issued share capital of Mainland Talent Developments Limited. Ms. Lo Ki Yan, Karen is deemed to be interested in 726,918,000 ordinary shares of the Company held by Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited.

3. Ms. Yau Shum Tek, Cindy wholly owns and controls Red China Holdings Limited and Red China Holdings Limited is interested in 50% of the issued share capital of Mainland Talent Developments Limited. Ms. Yau Shum Tek, Cindy is deemed to be interested in 726,918,000 ordinary shares of the Company held by Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited.

Save as disclosed above, the Company has not been notified of any other interests representing 10% or more of the issued share capital of the Company as at 30th September, 2002.

PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed shares during the six months ended 30th September, 2002.

AUDIT COMMITTEE

The Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim financial report of the Group for the six months ended 30th September, 2002. In carrying out the review the Audit Committee has relied on the review of the Group's external auditors on the interim financial report as well as obtaining explanations from the management.

CORPORATE GOVERNANCE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not, during the six months ended 30th September, 2002 in compliance with the Code of Best Practice, as set out in Appendix 14 of the Listing Rules.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 17th December, 2002

附註：

1. 於二零零二年九月三十一日，Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited分別持有本公司192,318,000普通股及534,600,000普通股。Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited 均為Hastings Gold Limited之全資附屬公司，而Hastings Gold Limited 則為Mainland Talent Developments Limited之全資附屬公司。

2. 羅琪恩女士擁有及控制Rymer Group Limited ，而Rymer Group Limited 則擁有Mainland Talent Developments Limited50%已發行股本之權益。羅琪恩女士被視為擁有Multiple Wealth International Limited 及Pacific Rim Investment Management Enterprises Limited 持有之726,918,000 股本公司普通股之權益。

3. 邱深笛女士全資擁有及控制Red China Holdings Limited，而Red China Holdings Limited 則擁有Mainland Talent Developments Limited 50%已發行股本之權益。邱深笛女士被視為擁有Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited 持有之726,918,000股本公司普通股之權益。

除上文所披露者外，本公司並未獲得知會有任何人士於二零零二年九月三十日擁有佔本公司已發行股本10%或以上之任何其他權益。

購買、出售及贖回本公司之上市股份

截至二零零二年九月三十日止六個月內，本公司及其任何附屬公司概無購買、出售或贖回本公司之任何上市股份。

審核委員會

審核委員會已與管理層審閱由本集團採納之會計原則及守則，並已商討內部監控及財務申報事項包括審閱截至二零零二年九月三十日止六個月之未經審核中期財務報告。在進行審閱工作時，審核委員會曾倚賴本集團外聘核數師對中期財務報告之審閱，並獲取管理層之解釋。

公司管治

概無董事知悉任何資料可合理地指明本公司現時或曾於截至二零零二年九月三十日止六個月並無遵守上市規則附錄14 所載之最佳應用守則。

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添

香港，二零零二年十二月十七日

董事購買股份或債券之權利

除上文「購股權計劃」部份披露者外，於截至二零零二年九月三十日止六個月內任何時間，本公司或其任何附屬公司並無作出任何其他安排，使本公司董事可藉購買本公司或任何其他法人團體之股份或債務證券（包括債券）而獲得利益。此外，並無任何董事或其配偶或未滿十八歲子女擁有任何認購本公司證券之權利或已於期內行使任何該等權利。

主要股東

於二零零二年九月三十日，按本公司根據披露權益條例第16(1)條存置之主要股東登記冊所示，下列機構擁有本公司已發行股本面值10%或以上之權益：

		持有本公司普通股數目		
股東名稱	權益之性質	直接權益	被視為擁有之權益	附註
Multiple Wealth International Limited	公司	192,318,000	–	1
Pacific Rim Investment Management Enterprises Limited	公司	534,600,000	–	1
Hastings Gold Limited	公司	–	726,918,000	1
Mainland Talent Developments Limited	公司	–	726,918,000	1、2及3
Rymer Group Limited	公司	–	726,918,000	1及2
Red China Holdings Limited	公司	–	726,918,000	1及3
羅琪恩	公司	–	726,918,000	1及2
邱深笛	公司	–	726,918,000	1及3

購股權計劃

根據於二零零二年八月二十三日舉行之股東特別大會所通過之普通決議案，本公司於一九九九年七月二日採納之購股權計劃(「舊計劃」)已被終止，並已採納新購股權計劃(「新計劃」)。新計劃旨在向合資格參與人(包括本集團之董事及僱員)提供認購本公司擁有權之機會以及鼓勵參與人致力提高本公司及股份之價值，以符合本公司及其股東之整體利益。

於截至二零零二年九月三十日止六個月內並無根據舊計劃或新計劃授出購股權，而於二零零二年三月三十一日及二零零二年九月三十日亦無購股權尚未行使。

董事於股份之權益

於二零零二年九月三十日，各董事及其聯繫人於本公司及任何相聯法團(按證券(披露權益)條例(「披露權益條例」)之定義)中，擁有根據披露權益條例第29條須登記於該條例所指之登記冊內之權益，或根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)內上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益列載如下：

董事姓名	權益之性質	持有普通股數目
邱深笛	公司	726,918,000(附註)

附註： 於二零零二年九月三十日，Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited分別持有本公司192,318,000普通股及534,600,000普通股。Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited均為Hastings Gold Limited之全資附屬公司，而Hastings Gold Limited則為Mainland Talent Developments Limited之全資附屬公司。邱深笛女士全資擁有及控制Red China Holdings Limited，而Red China Holdings Limited 擁有Mainland Talent Developments Limited 50%已發行股本之擁益。邱深笛女士被視為擁有Multiple Wealth International Limited 及 Pacific Rim Investment Management Enterprises Limited 持有之726,918,000 股本公司普通股之權益。

除上文披露者外，於二零零二年九月三十日，概無董事或其聯繫人士，於本公司或其任何相聯法團(定義見披露權益條例)之證券中擁有任何權益。

於二零零二年九月三十日，本集團包括董事在內有僱員約20名。本集團按僱員之工作性質、整體市場趨勢及工作表現釐定其薪酬。

財務回顧

資金流動性及財務資源

於二零零二年九月三十日，本集團繼續處於充裕之流動資金狀況，流動資產淨值為數441,736,000港元(二零零二年三月三十一日：438,202,000港元)。本集團亦處於淨現金狀況，持有銀行結餘及淨現金(扣除銀行貸款)146,495,000港元。

本集團之銀行借貸以商業浮息計算利息並以港元為單位。於本期間結算日，本集團尚未動用之銀行信貸約為4,500,000港元。

外匯管理

目前，本集團之外匯交易主要以人民幣結算。由於港元兑人民幣之匯率過去相對穩定，董事會認為本集團並無重大匯率風險。

承擔

於二零零二年九月三十日，本集團就購買位於中國深圳之滙港名苑之部分購物商場有代表其總代價182,868,000港元之未履行承擔。於二零零二年十二月十六日，本集團與賣方訂立補充協議更改總代價之付款時間，其詳情載於本公司於二零零二年十二月十六日作出之公佈內。本集團現時擁有足夠內部財務資源以支付該項未履行承擔，但董事會亦會考慮部分承擔以外部借貸融資，此將視乎本集團未來之資金需求而決定。

股東資金

本集團於二零零二年九月三十日之股東資金達503,485,000港元(二零零二年三月三十一日：504,116,000港元)，相等於本公司每股資產淨值約16港仙。

中期股息

董事已決議不宣派截至二零零二年九月三十日止六個月之中期股息(截至二零零一年九月三十日止六個月：無)。

中期業績

截至二零零二年九月三十日止六個月，本集團錄得營業額11,591,000港元及淨虧損631,000港元，去年同期之比較數字分別為162,307,000港元及15,034,000港元。每股虧損為0.02港仙。而營業額及淨虧損均下降，主要原因為本集團於二零零一年十一月出售處於虧損狀態之醫藥、保健產品及食品業務之餘下51%權益，故此本集團從當時起已停止把該等業務之業績計入綜合賬內。

業務回顧及展望

於截至二零零二年九月三十日止六個月內，本集團繼續專注於四大業務範疇，即提供融資、買賣及投資證券、物業持有及投資、以及投資業務。本集團從事GPS社會安全系統及設備業務之附屬公司現正在中國設立廠房，預期可於明年投產。本集團於本期間結算日之資產組合，與本公司2001/2002年報所披露者並無大改變。

在回顧期內，本集團之融資業務及物業業務均繼續錄得理想成績，而證券及投資業務則錄得輕微虧損。融資業務之盈利由去年同期之1,437,000港元大幅增至回顧期間之6,618,000港元。本集團之貸款組合總額亦進一步增加，董事會對融資業務可繼續為本集團之業績作出正面貢獻抱樂觀態度。物業業務錄得盈利835,000港元，去年同期盈利則為176,000港元。該業務盈利增長之主要原因為期內本集團旗下物業之租出率上升，令租金收入有所增加所致。證券業務及投資業務合共虧損1,731,000港元，主要為回顧期內之營運開支。

出售部分表現欠佳資產及採取若干減省成本措施後，本集團已成功收窄虧損。管理層下一步目標乃鞏固本集團之現有業務及開拓新項目，務求為股東提高回報。國內之相關投資已佔本集團之投資組合中相當比重。基於中國經濟保持強勁增長，董事會對該等投資項目可帶來良好回報，並為本集團之未來業績提供利好動力抱樂觀態度。

獨立審閱報告

德勤•關黃陳方會計師行
Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致恒盛東方控股有限公司董事會

引言

本行已根據　貴公司之指示審閱第1頁至第12頁所載之中期財務報告。

董事責任

香港聯合交易所有限公司證券上市規則規定中期財務報告須根據香港會計師公會頒佈之會計實務準則第25號「中期財務報告」及其他有關規定而編製。編製中期財務報告乃董事之責任，並已由彼等審批。

審閱工作

本行之審閱工作乃根據香港會計師公會頒佈之核數準則第700號「獲委聘審閱中期財務報告」進行。審閱工作主要包括對集團管理層作出查詢及運用分析性程序對中期財務報告作出分析，並據此評估所採用之會計政策及列報形式是否已貫徹地運用（除非已在中期財務報告內另作披露）。審閱工作並不包括審計程序（如測試內部監控系統及核實資產、負債及交易活動）。由於審閱之工作範圍較審計工作為小，因此只能提供較審計工作為低之確定程度，故本行不會對中期財務報告作出審計意見。

審閱結論

根據本行審閱（並不構成審計工作）之結果，本行並不察覺須對截至二零零二年九月三十日止六個月之中期財務報告作出任何重大修訂。

德勤．關黃陳方會計師行
執業會計師

香港，二零零二年十二月十七日

17. 短期貸款

	二零零二年 九月三十日 千港元	二零零二年 三月三十一日 千港元
短期貸款包括：		
無抵押貸款	**170,772**	123,543
有抵押貸款(附註如下)	**50,000**	50,000
	220,772	173,543

此等短期貸款按現行市場利率計算利息及須於一年內償還。

本集團按個別貸款人之信貸質素與貸款人磋商釐定信貸期。

附註： 有抵押貸款乃以持有物業公司(「物業公司」)(受借款人之控制)之股份抵押。根據本集團與借款人訂立之協議，本集團獲授一項認購期權，可要求借款人須向本集團出售物業公司之所有股份。

18. 承擔

	二零零二年 九月三十日 千港元	二零零二年 三月三十一日 千港元
有關購入物業、廠房及設備已訂約 但未在財務報表提撥準備之資本性開支	**182,868**	18,876

除上述以外，於二零零二年三月三十一日，本集團就收購於中國之興邦藥業之未履行承擔為49,515,000港元。

19. 比較數字

營業額及其他營運開支之比較數字已重新編列，以便與本期間之呈列方式一致。

13. 每股虧損

期內之每股基本虧損乃按期內虧損淨額631,000港元(截至二零零一年九月三十日止六個月：15,034,000港元)及已發行普通股股數3,116,124,045股(截至二零零一年九月三十日止六個月：加權平均股數1,229,383,779股)計算。

由於截至二零零一年九月三十日止六個月每股虧損會因行使購股權及兑換認股權證而有所下降，因此並無呈列該期間之每股攤薄虧損。

14 添置物業、廠房及設備

期內本集團斥資47,000港元(截至二零零一年九月三十日止六個月：22,916,000港元)購入物業、廠房及設備。

15 無形資產

該金額指附屬公司之少數股東於本期間注入的科技知識資產，於注入當日按公平值列賬。該附屬公司尚未開始運作，故並無作出攤銷撥備。

本公司董事認為，該項無形資產於二零零二年九月三十日之基本價值不少於其於當日在本集團賬目之賬面價值。

16 持作待轉售物業

如日期為二零零一年七月二十六日之本公司通函所述，本集團與第三方(「放款人」)訂立貸款協議(「貸款協議」)；據此，放款人同意向本集團授予循環貸款額至30,000,000港元，而本集團則把本集團持作待轉售物業(「該物業」)之業權(於二零零二年九月三十日之賬面淨值為30,000,000港元)轉讓予放款人之代名人，以作為保證本集團履行貸款協議責任之抵押品。該物業所收取之全部收益將歸本集團所有。於本集團全數償還貸款協議下須付之總額時，放款人須促使把該物業歸還予本集團。於二零零二年九月三十日該貸款額並未有動用。

於二零零二年十二月，本集團訂立協議以代價30,000,000港元出售該物業。

9. 投資收入

	截至九月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
投資收入包括：		
利息收入來自：		
銀行	**52**	395
其他	**1,659**	7
	1,711	402

10. 已終止業務

本集團於二零零一年出售Tung Fong Hung Investment Limited(「TFHI」)餘下51%股本權益，作價45,900,000港元。TFHI及其附屬公司主要從事製造及銷售中西醫藥及保健產品和食品之業務。

此外，本集團於二零零二年與兩名第三者訂立協議，終止收購河南興邦藥業有限公司，其在中華人民共和國(不包括香港)(「中國」)註冊成立，主要在中國從事傳統中藥之製造、加工、銷售及出口業務。

由於本公司之董事決定終止從事製造及銷售中西醫藥及保健產品和食品之業務，因此已重新編列過往期間之比較數字。

11. 稅項

由於本集團在兩個期間內均無應課稅溢利，因此並無在財務報表內作出香港利得稅撥備。

截至二零零一年九月三十日止六個月之稅項乃海外稅項，按各司法權區當時之稅率計算。

12. 股息

於兩個期間內，並無派發股息。

6. 其他營運開支

	截至九月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
其他營運開支包括：		
其他投資之未確認虧損	**98**	–
關閉零售商店之成本	–	5,590

7. 營運虧損

	截至九月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
營運虧損已扣除下列各項：		
折舊及攤銷	**438**	3,822
出售持作待轉售物業虧損	–	114

8. 財務成本

	截至九月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
財務成本包括：		
利息支出：		
須於五年內全部償還之銀行及其他借貸	**393**	1,861
毋須於五年內全部償還之銀行及其他借貸	–	139
財務租約承擔	–	13
	393	2,013

4. 分類資料(續)

業務分類(續)

	截至二零零一年九月三十日止六個月					
	持續經營業務				已終止業務	
	提供融資	買賣及投資證券	物業持有及投資	投資業務*	製造及銷售中西醫藥及保健產品和食品	綜合
	千港元	千港元	千港元	千港元	千港元	千港元
分類收益	1,530	18,856	10,557	2,043	129,321	162,307
分類業績	1,437	471	176	2,043	(11,331)	(7,204)
未攤分企業開支						(8,166)
未攤分其他營運收入						347
營運虧損						(15,023)

* 此等業務主要包括應用軟件業務投資、投資證券及應收票據。

5. 其他營運收入

	截至九月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
其他營運收入包括:		
其他投資之未變現收益	–	746

4. 分類資料

於過往期間，本集團之業務由五個主要營運部份組成：製造及銷售中西醫藥及保健產品和食品、提供融資、買賣及投資證券，物業持有及投資、以及投資業務。

如附註10所闡釋，本集團於去年度已終止製造及銷售中西醫藥及保健產品和食品之業務。

本集團以此等業務作為呈報其主要分類資料之基準。

此等業務截至二零零二年及二零零一年九月三十日止六個月之分類資料呈列如下：

業務分類

	截至二零零二年九月三十日止六個月					
	持續經營業務				已終止業務	
	提供融資	買賣及投資證券	物業持有及投資	投資業務*	製造及銷售中西醫藥及保健產品和食品	綜合
	千港元	千港元	千港元	千港元	千港元	千港元
分類收益	7,082	2,960	1,499	50	–	11,591
分類業績	6,618	(110)	835	(1,621)	–	5,722
未攤分企業開支						(7,671)
營運虧損						(1,949)

2. 主要會計政策(續)

現金流動表

根據經修訂之會計實務準則第15號，現金流動乃歸列為三大類別、即營運、投資及融資，而非過往之五大類別。過往以獨立分類來呈述之利息及股息，現列為營運、投資或融資現金流動。除非可獨立界定為屬於投資或融資活動，否則收入繳税所產生之現金流動歸列為營運。此外，現金及現金等值物呈述之金額已經修訂，計除本質為融資之短期貸款。現金及現金等值物之重新定義導致現金流動表之比較金額需重新編列。

3. 營業額

營業額指期內之已收及應收貨品銷售、證券銷售、物業銷售、提供融資及應收票據之利息收入、以及物業租金之收入之淨額，並分析如下：

	截至九月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
持續經營業務		
證券銷售	**2,960**	18,856
提供融資及應收票據之利息收入	**7,132**	3,573
物業租金	**1,499**	957
物業銷售	–	9,600
	11,591	32,986
已終止業務		
製造及銷售中西醫藥及保健產品和食品(附註10)	–	129,321
	11,591	162,307

簡明財務報表附註
截至二零零二年九月三十日止六個月

1. 編製基準

簡明財務報表乃遵照香港聯合交易所有限公司證券上市規則附錄16之適用披露規則並按照香港會計師公會頒佈之會計實務準則第25號「中期財務報告」所編製。

2. 主要會計政策

簡明財務報表乃按歷史成本法編製，並已就重估投資物業及若干證券投資作出修改。

所採用之會計政策與編製本集團截至二零零二年三月三十一日止年度之全年財務報表所採用者一致，惟下文所述者除外。

於本期間，本集團已首次採用香港會計師公會所頒佈之數項新頒佈及經修訂會計實務準則(「會計實務準則」)。對簡明財務報表造成影響之會計實務準則如下：

會計實務準則第1號(經修訂)	財務報表呈述
會計實務準則第11號(經修訂)	外幣兌算
會計實務準則第15號(經修訂)	現金流動表

權益變動表
為符合經修訂之會計實務準則第1號之規定，權益變動表之呈述方式已改變。該項改變對本會計期間或過往會計期間之業績並無重大影響。

外幣
會計實務準則第11號之修訂已取銷可按期末滙率兌算海外業務收入報表之選擇，而此乃本集團過往跟從之政策。此等收入報表現須按平均滙率兌算。該項會計政策之改變對本會計期間或過往會計期間之業績並無任何重大影響。因此，並無須要作出往期調整。

簡明綜合現金流動表
截至二零零二年九月三十日止六個月

	截至九月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
	(未經審核)	(未經審核)
營運活動動用之現金淨額	**(46,719)**	(154,016)
投資活動所得(動用)之現金淨額	**146,643**	(22,207)
融資活動所得之現金淨額	**4,167**	257,529
現金及現金等值物之增加	**104,091**	81,306
期初之現金及現金等值物	**42,404**	32,282
滙率轉變帶來之影響	**–**	125
期末之現金及現金等值物	**146,495**	113,713
現金及現金等值物重新定義帶來之影響：		
過往呈報之期初現金及現金等值物		13,541
重新編列信託收據及進口貸款帶來之影響		18,741
重列之期初現金及現金等值物		32,282
過往呈報之期末現金及現金等值物		97,702
重新編列信託收據及進口貸款帶來之影響		16,011
重列之期末現金及現金等值物		113,713

簡明綜合權益變動表
截至二零零二年九月三十日止六個月

	股本	股份溢價	換算儲備	負商譽儲備	股本贖回儲備	特殊儲備	認股權證儲備	可分派儲備	累積虧損	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零一年四月一日	86,559	88,098	(359)	4,231	485	35,131	26,754	517,288	(424,387)	333,800
換算海外業務產生之滙兌差額而並無於收入報表確認	–	–	(10)	–	–	–	–	–	–	(10)
削減股本	(77,903)	–	–	–	–	–	–	77,903	–	–
配售股份	1,731	–	–	–	–	–	–	–	–	1,731
供股	20,774	–	–	–	–	–	–	–	–	20,774
發行股份帶來之溢價	–	206,010	–	–	–	–	–	–	–	206,010
發行股份之開支	–	(6,652)	–	–	–	–	–	–	–	(6,652)
轉撥	–	–	–	–	–	–	(26,754)	–	26,754	–
期度虧損淨額	–	–	–	–	–	–	–	–	(15,034)	(15,034)
於二零零一年九月三十日	31,161	287,456	(369)	4,231	485	35,131	–	595,191	(412,667)	540,619
換算海外業務產生之滙兌差額而並無於收入報表確認	–	–	(216)	–	–	–	–	–	–	(216)
出售已終止業務而撥回之儲備	–	–	585	(4,231)	–	–	–	–	–	(3,646)
期度虧損淨額	–	–	–	–	–	–	–	–	(32,641)	(32,641)
於二零零二年三月三十一日	31,161	287,456	–	–	485	35,131	–	595,191	(445,308)	504,116
期度虧損淨額	–	–	–	–	–	–	–	–	(631)	(631)
於二零零二年九月三十日	**31,161**	**287,456**	–	–	**485**	**35,131**	–	**595,191**	**(445,939)**	**503,485**

簡明綜合資產負債表
於二零零二年九月三十日

	附註	二零零二年九月三十日 千港元 (未經審核)	二零零二年三月三十一日 千港元 (經審核)
非流動資產			
投資物業		**6,000**	6,000
物業、廠房及設備	14	**1,523**	1,914
聯營公司權益		–	–
證券投資		**58,000**	58,000
無形資產	15	**33,962**	–
		99,485	65,914
流動資產			
持作待轉售物業	16	**30,000**	30,000
短期貸款	17	**220,772**	173,543
其他應收款項		**45,485**	5,336
收購投資之按金		–	134,244
證券投資		**557**	–
應收票據		**2,000**	55,000
銀行結餘及現金		**146,958**	42,404
		445,772	440,527
流動負債			
其他應付款項		**3,573**	2,242
税項		–	83
銀行透支－無抵押		**463**	–
		4,036	2,325
流動資產淨值		**441,736**	438,202
總資產減流動負債		**541,221**	504,116
少數股東權益		**37,736**	–
		503,485	504,116
資本及儲備			
股本		**31,161**	31,161
儲備		**472,324**	472,955
		503,485	504,116

恒盛東方控股有限公司(「本公司」)之董事會(「董事會」)謹此提呈本公司及其附屬公司(「本集團」)截至二零零二年九月三十日止六個月之未經審核簡明綜合財務報表如下：

中期財務報告

簡明綜合收入報表

截至九月三十日止六個月

	附註	截至九月三十日止六個月 二零零二年 千港元 (未經審核)	二零零一年 千港元 (未經審核)
營業額	3	**11,591**	162,307
銷售成本		**(2,965)**	(98,919)
毛利		**8,626**	63,388
其他營運收入	5	–	1,093
分銷成本		–	(51,955)
行政開支		**(10,210)**	(21,010)
其他營運開支	6	**(365)**	(6,539)
營運虧損	7	**(1,949)**	(15,023)
財務成本	8	**(393)**	(2,013)
投資收入	9	**1,711**	402
轉讓予一間附屬公司貸款之虧損		–	(4,711)
除稅前虧損		**(631)**	(21,345)
稅項	11	–	(36)
少數股東權益前虧損		**(631)**	(21,381)
少數股東權益		–	(6,347)
期度虧損淨額		**(631)**	(15,034)
每股虧損	13	**(0.02)港仙**	(1.22)港仙

中　期　報　告

截至二零零二年
九月三十日止六個月

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
(於開曼群島註冊成立之有限公司)

The Standard Thursday, January 16, 2003

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
(Incorporated in the Cayman Islands with limited liability)

NOTICE OF RESIGNATION OF DIRECTOR

The board of directors (the "Board") of Hansom Eastern (Holdings) Limited (the "Company") announces that Mr. Chen Peihua resigned as executive director of the Company with effect from 15th January, 2003.

The Board would like to express its appreciation to Mr. Chen for his valuable contribution during the tenure of his service with the Company.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 15th January, 2003

香港經濟日報
2003年1月16日 星期四

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
(於開曼群島註冊成立之有限公司)

董事辭職通告

恒盛東方控股有限公司(「本公司」)董事會(「董事會」)宣佈，陳培華先生於二零零三年一月十五日起辭任本公司執行董事職務。

董事會對陳先生於任內為本公司所作出之貢獻致予感謝。

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添

香港，二零零三年一月十五日

2002年12月23日 星期一
香港經濟日報

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
(「本公司」)
(於開曼群島註冊成立之有限公司)

主要股東之改變

概要

本公司董事會茲公佈，其獲Rymer知會，Rymer已出售其於Mainland Talent之50%股權予買方。Mainland Talent間接持有726,918,000股股份，佔本公司全部已發行股本之23.33%。

本公司董事會茲公佈，其獲Rymer Group Limited(「Rymer」)知會，Rymer已向Future Star Group Limited(「買方」)出售其於Mainland Talent Developments Limited(「Mainland Talent」)之50%權益(「出售事項」)。Mainland Talent間接持有726,918,000股股份，佔本公司全部已發行股本約23.33%。買方向Rymer支付之代價為35,000,000港元(「代價」)。是項交易已於二零零二年十二月二十日完成。

羅琪恩女士全資擁有Rymer，本公司董事邱深笛女士(「邱女士」)間接全資擁有買方。於出售事項前，Rymer與Red China Holdings Limited(邱女士全資擁有之公司)各擁有Mainland Talent之50%權益。於出售事項後，邱女士間接全資擁有Mainland Talent。

董事會成員將不會因出售事項之完成而有所改變。

投資者於買賣本公司股份時務須小心行事。

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添

香港，二零零二年十二月二十日

The Standard **Monday, December 23, 2002**

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
(the "Company")
(Incorporated in the Cayman Islands with limited liability)

CHANGE IN SUBSTANTIAL SHAREHOLDER

SUMMARY

The board of directors of the Company announces that it has been informed by Rymer that it has disposed of its 50% shareholding in Mainland Talent to the Purchaser. Mainland Talent indirectly holds 726,918,000 shares, representing 23.33% of the total issued share capital of the Company.

The board of directors of the Company announces that it has been informed by Rymer Group Limited ("Rymer") that it has disposed ("Disposal") of its 50% interest in Mainland Talent Developments Limited ("Mainland Talent") to Future Star Group Limited (the "Purchaser"). Mainland Talent indirectly holds 726,918,000 shares, representing approximately 23.33% of the total issued share capital of the Company. The consideration paid by the Purchaser to Rymer was HK$35,000,000 ("Consideration"). The transaction was completed on 20th December, 2002.

Rymer is wholly-owned by Ms. Lo Ki Yan, Karen and the Purchaser is indirectly wholly-owned by Ms. Yau Shum Tek, Cindy, a director of the Company ("Ms. Yau"). Mainland Talent was, prior to the Disposal, owned as to 50% by each of Rymer and Red China Holdings Limited, a company wholly owned by Ms. Yau. After the Disposal, Mainland Talent is indirectly wholly-owned by Ms. Yau.

There will be no change to the board of directors as a result of the completion of the Disposal.

Investors are reminded to exercise caution in dealing in the shares of the Company.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 20th December, 2002

採用該等經修訂之會計實務準則令權益變動表和現金流動表之呈述方式出現改變以及現金流動表所列之現金及現金等值物須重新定義。此等改變對本集團於本會計期間或過往之會計期間之業績並無重大影響。

3. 營業額

營業額指期內之已收及應收貨品銷售、證券銷售、物業銷售、提供融資及應收票據之利息收入、以及物業租金之收入之淨額，並分析如下：

	截至九月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
持續經營業務		
證券銷售	2,960	18,856
提供融資及應收票據之利息收入	7,132	3,573
物業租金	1,499	957
物業銷售	–	9,600
	11,591	32,986
已終止業務		
製造及銷售中西醫藥及保健產品和食品（附註8）	–	129,321
	11,591	162,307

4. 分類資料

於過往期間，本集團之業務由五個主要營運部份組成：製造及銷售中西醫藥及保健產品和食品、提供融資、買賣及投資證券，物業持有及投資、以及投資業務。

如附註8所闡釋，本集團於去年度已終止製造及銷售中西醫藥及保健產品和食品之業務。

本集團以此等業務作為呈報其主要分類資料之基準。

此等業務截至二零零二年及二零零一年九月三十日止六個月之分類資料呈列如下：

業務分類

截至二零零二年九月三十日止六個月

	持續經營業務				已終止業務	
	提供融資	買賣及投資證券	物業持有及投資	投資業務*	製造及銷售中西醫藥及保健產品和食品	綜合
	千港元	千港元	千港元	千港元	千港元	千港元
分類收益	7,082	2,960	1,499	50	–	11,591
分類業績	6,618	(110)	835	(1,621)	–	5,722
未攤分企業開支						(7,671)
營運虧損						(1,949)

截至二零零一年九月三十日止六個月

	持續經營業務				已終止業務	
	提供融資	買賣及投資證券	物業持有及投資	投資業務*	製造及銷售中西醫藥及保健產品和食品	綜合
	千港元	千港元	千港元	千港元	千港元	千港元
分類收益	1,530	18,856	10,557	2,043	129,321	162,307
分類業績	1,437	471	176	2,043	(11,331)	(7,204)
未攤分企業開支						(8,166)
未攤分其他營運收入						347
營運虧損						(15,023)

* 此等業務主要包括應用軟件業務投資、投資證券及應收票據。

5. 營運虧損

	截至九月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
營運虧損已扣除下列各項：		
折舊及攤銷	438	3,822
出售持作待轉售物業虧損	–	114

董事已決議不宣派截至二零零二年九月三十日止六個月之中期股息（截至二零零一年九月三十日止六個月：無）。

中期業績

截至二零零二年九月三十日止六個月，本集團錄得營業額11,591,000港元及淨虧損631,000港元，去年同期之比較數字分別為162,307,000港元及15,034,000港元。每股虧損為0.02港仙。而營業額及淨虧損均下降，主要原因為本集團於二零零一年十一月出售處於虧損狀態之醫藥、保健產品及食品業務之餘下51%權益，故此本集團從當時起已停止把該等業務之業績計入綜合賬內。

業務回顧及展望

於截至二零零二年九月三十日止六個月內，本集團繼續專注於四大業務範疇，即提供融資、買賣及投資證券、物業持有及投資、以及投資業務。本集團從事GPS社會安全系統及設備業務之附屬公司現正在中國設立廠房，預期可於明年投產。本集團於本期間結算日之資產組合，與本公司2001/2002年報所披露者並無大改變。

在回顧期內，本集團之融資業務及物業業務均繼續錄得理想成績，而證券及投資業務則錄得輕微虧損。融資業務之盈利由去年同期之1,437,000港元大幅增至回顧期間之6,618,000港元。本集團之貸款組合總額亦進一步增加，董事會對融資業務可繼續為本集團之業績作出正面貢獻抱樂觀態度。物業業務錄得盈利835,000港元，去年同期盈利則為176,000港元。該業務盈利增長之主要原因為期內本集團旗下物業之租出率上升，令租金收入有所增加所致。證券業務及投資業務合共虧損1,731,000港元，主要為回顧期內之營運開支。

出售部分表現欠佳資產及採取若干減省成本措施後，本集團已成功收窄虧損。管理層下一步目標乃鞏固本集團之現有業務及開拓新項目，務求為股東提高回報。國內之相關投資已佔本集團之投資組合中相當比重。基於中國經濟保持強勁增長，董事會對該等投資項目可帶來良好回報，並為本集團之未來業績提供利好動力抱樂觀態度。

於二零零二年九月三十日，本集團包括董事在內有僱員約20名。本集團按僱員之工作性質、整體市場趨勢及工作表現釐定其薪酬。

財務回顧

資金流動性及財務資源

於二零零二年九月三十日，本集團繼續處於充裕之流動資金狀況，流動資產淨值為數441,736,000港元（二零零二年三月三十一日：438,202,000港元）。本集團亦處於淨現金狀況，持有銀行結餘及淨現金（扣除銀行貸款）146,495,000港元。

本集團之銀行借貸以商業浮息計算利息並以港元為單位。於本期間結算日，本集團尚未動用之銀行信貸約為4,500,000港元。

外匯管理

目前，本集團之外匯交易主要以人民幣結算。由於港元兌人民幣之匯率過去相對穩定，董事會認為本集團並無重大匯率風險。

承擔

於二零零二年九月三十日，本集團就購買位於中國深圳之滙港名苑之部分購物商場有代表其總代價182,868,000港元之未履行承擔。於二零零二年十二月十六日，本集團與賣方訂立補充協議更改總代價之付款時間，其詳情載於本公司於二零零二年十二月十六日作出之公佈內。本集團現時擁有足夠內部財務資源以支付該項未履行承擔，但董事會亦會考慮部分承擔以外部借貸融資，此將視乎本集團未來之資金需求而決定。

股東資金

本集團於二零零二年九月三十日之股東資金達503,485,000港元（二零零二年三月三十一日：504,116,000港元），相等於本公司每股資產淨值約16港仙。

購買、出售及贖回本公司之上市股份

截至二零零二年九月三十日止六個月內，本公司及其任何附屬公司概無購買、出售或贖回本公司之任何上市股份。

於聯交所網頁公佈進一步資料

載列聯交所證券上市規則附錄16第46(1)至第46(6)段規定披露之所有資料之中期報告將於適當時候在聯交所網頁上刊登。

承董事會命
恒盛東方控股有限公司
董事總經理
劉維添

香港，二零零二年十二月十七日

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

中期業績公佈
截至二零零二年九月三十日止六個月

中期業績

恒盛東方控股有限公司(「本公司」)之董事會(「董事會」)謹此宣佈本公司及其附屬公司(「本集團」)截至二零零二年九月三十日止六個月之未經審核綜合業績連同去年同期之比較數字如下：

簡明綜合收入報表

	附註	截至九月三十日止六個月 二零零二年 千港元 (未經審核)	二零零一年 千港元 (未經審核)
營業額	3	11,591	162,307
銷售成本		(2,965)	(98,919)
毛利		8,626	63,388
其他營運收入		—	1,093
分銷成本		—	(51,955)
行政開支		(10,210)	(21,010)
其他營運開支		(365)	(6,539)
營運虧損	5	(1,949)	(15,023)
財務成本	6	(393)	(2,013)
投資收入	7	1,711	402
轉讓予一間附屬公司貸款之虧損		—	(4,711)
除稅前虧損		(631)	(21,345)
稅項	9	—	(36)
少數股東權益前虧損		(631)	(21,381)
少數股東權益		—	(6,347)
期度虧損淨額		(631)	(15,034)
每股虧損	11	(0.02)港仙	(1.22)港仙

附註：

1. **編製基準**

簡明財務報表乃遵照香港聯合交易所有限公司(「聯交所」)證券上市規則附錄16之適用披露規則並按照香港會計師公會頒佈之會計實務準則第25號「中期財務報告」所編製。

2. **主要會計政策**

簡明財務報表乃按歷史成本法編製，並已就重估投資物業及若干證券投資作出修改。

所採用之會計政策與編製本集團截至二零零二年三月三十一日止年度之全年財務報表所採用者一致，惟下文所述者除外。

於本期間，本集團已首次採用香港會計師公會所頒佈之數項新頒佈及經修訂會計實務準則(「會計實務準則」)，對簡明財務報表造成影響之會計實務準則如下：

會計實務準則第1號(經修訂)	財務報表呈述
會計實務準則第11號(經修訂)	外幣兑算
會計實務準則第15號(經修訂)	現金流動表

採用該等經修訂之會計實務準則令權益變動表和現金流動表之呈述方式出現改變以及現金流動表所列之現金及現金等值物須重新定義。此等改變對本集團於本會計期間或過往之會計期間之業績

6. **財務成本**

	截至九月三十日止六個月 二零零二年 千港元	二零零一年 千港元
財務成本包括：		
利息支出：		
須於五年內全部償還之銀行及其他借貸	393	1,861
毋須於五年內全部償還之銀行及其他借貸	—	139
財務租約承擔	—	13
	393	2,013

7. **投資收入**

	截至九月三十日止六個月 二零零二年 千港元	二零零一年 千港元
投資收入包括：		
利息收入來自：		
銀行	52	395
其他	1,659	7
	1,711	402

8. **已終止業務**

本集團於二零零一年出售Tung Fong Hung Investment Limited(「TFHI」)餘下51%股本權益，作價45,900,000港元。TFHI及其附屬公司主要從事製造及銷售中西醫藥及保健產品和食品之業務。

此外，本集團於二零零二年與兩名第三者訂立協議，終止收購河南興邦藥業有限公司，其在中華人民共和國(不包括香港)(「中國」)註冊成立，主要在中國從事傳統中藥之製造、加工、銷售及出口業務。

由於本公司之董事決定終止從事製造及銷售中西醫藥及保健產品和食品之業務，因此已重新編列過往期間之比較數字。

9. **稅項**

由於本集團在兩個期間內均無應課稅溢利，因此並無在財務報表內作出香港利得稅撥備。

截至二零零一年九月三十日止六個月之稅項乃海外稅項，按各司法權區當時之稅率計算。

10. **股息**

於兩個期間內，並無派發股息。

11. **每股虧損**

期內之每股基本虧損乃按期內虧損淨額631,000港元(截至二零零一年九月三十日止六個月：15,034,000港元)及已發行普通股股數3,116,124,045股(截至二零零一年九月三十日止六個月：加權平均股數1,229,383,779股)計算。

由於截至二零零一年九月三十日止六個月每股虧損會因行使購股權及兑換認股權證而有所下降，因此並無呈列該期間之每股攤薄虧損。

12. **比較數字**

營業額及其他營運開支之比較數字已重新編列，以便與本期間之呈列方式一致。

中期股息

董事已決議不宣派截至二零零二年九月三十日止六個月之中期股息(截至二零零一年九月三十日止六個月：無)。

中期業績

恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

Supplemental Agreement relating to acquisition of property in the PRC

On 16th December, 2002, the Supplemental Agreement was entered into pursuant to which, inter alia, the Vendors and the Purchaser agreed to vary the time of payment of the Total Consideration in relation to the Property.

Reference is made to the Company's announcement dated 13th May, 2002 in relation to the details relating to the agreement dated 13th May, 2002 in relation to the acquisition of the Property by the Purchaser.

THE SUPPLEMENTAL AGREEMENT

Date:	16th December, 2002
Parties:	(1) the Vendors; and (2) the Purchaser
Terms:	The Vendors and the Purchaser have agreed to vary the time of payment of the Total Consideration of HK$182,867,925 (equivalent to approximately RMB193,840,000) payable in Hong Kong dollars as follows:- (i) first payment of HK$60,000,000 (equivalent to approximately RMB63,600,000) on or before 28th February, 2003; (ii) the balance of HK$122,867,925 (equivalent to approximately RMB130,240,000) on or before 30th June, 2003.

The Vendors and the Purchaser have been in constant liaison in relation to the timing of payment of the Total Consideration having regard to the progress of the construction of the Property and the status of compliance with formalities in relation to the Agreement. The revised dates of payment have been arrived at after consideration of the above factors and as a result of commercial negotiations.

Date of delivery of the Property: Upon full payment of the Total Consideration on or before 30th June, 2003

Apart from the amendment referred to above, all the other provisions of the Agreement remain unchanged.

DEFINITIONS

In this announcement,

"Agreement"	means the agreement dated 13th May, 2002 entered into between the Vendors and the Purchaser in relation to the acquisition of the Property
"Company"	means Hansom Eastern (Holdings) Limited
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong
"PRC"	means the People's Republic of China
"Property"	means part of 1st to 3rd Floor, South Building and whole of 1st to 3rd Floor, 2nd and 3rd Block, North Building, Metropolitan Plaza, Bing He Road, Fu Tian District, Shenzhen, the PRC (中國深圳市福田區濱河路滙港名苑北樓第2-3座1-3層，南樓1-3層(部份))
"Purchaser"	means Sure Success Developments Limited, a wholly-owned subsidiary of the Company
"RMB"	means Renminbi, the lawful currency of the PRC
"Supplemental Agreement"	means the supplemental agreement dated 16th December, 2002 in relation to the Agreement
"Total Consideration"	means HK$182,867,925 (equivalent to approximately RMB193,840,000)
"Vendors"	means 深圳市燕興投資有限公司，深圳市京基房地產開發有限公司，深圳市錦峰實業發展公司, all are companies incorporated in the PRC

The exchange rate adopted in this announcement is RMB1.06 to HK$1.00.

By Order of the Board
Hansom Eastern (Holdings) Limited
Lai Ming Wai
Executive Director

Hong Kong, 16th December, 2002

香港經濟日報 2002年12月17日 星期二

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
（於開曼群島註冊成立之有限公司）

補充協議
有關收購中國物業

於二零零二年十二月十六日訂立補充協議，據此（其中包括），賣方及買方同意更改有關物業之總代價之付款時間。

茲提述本公司於二零零二年五月十三日發表之公佈，內容關於二零零二年五月十三日訂立有關買方收購有關物業之協議之詳情。

補充協議

日期：	二零零二年十二月十六日
訂約各方：	(1) 賣方；及 (2) 買方
條款：	賣方及買方同意更改有關物業之總代價182,867,925港元（約人民幣193,840,000元）之付款時間。總代價須以港元以下列方式支付：
	(i) 第一次付款於二零零三年二月二十八日或之前支付60,000,000港元（約人民幣63,600,000元）；
	(ii) 於二零零三年六月三十日或之前支付餘款122,867,925港元（約人民幣130,240,000元）。

賣方及買方考慮到有關物業建築工程之進度以及辦理有關協議正式手續之進展，而一直就總代價之支付時間進行商討。經修訂支付日期乃經考慮上述因素而進行商業磋商後釐定。

交付有關物業之日期：於二零零三年六月三十日或之前全數支付總代價後

除上述修訂外，協議之所有其他條款維持不變。

釋義

於本公佈內，

「協議」	指	賣方與買方就收購有關物業於二零零二年五月十三日訂立之協議
「本公司」	指	恒盛東方控股有限公司
「港元」	指	香港法定貨幣，港元
「中國」	指	中華人民共和國
「有關物業」	指	中國深圳市福田區濱河路滙港名苑北樓第2-3座1-3層，南樓1-3層（部份）
「買方」	指	Sure Success Developments Limited，本公司一間全資附屬公司
「人民幣」	指	中國法定貨幣，人民幣
「補充協議」	指	於二零零二年十二月十六日就協議訂立之補充協議
「總代價」	指	182,867,925港元（約人民幣193,840,000元）
「賣方」	指	深圳市燕興投資有限公司、深圳市京基房地產開發有限公司、深圳市錦峰實業發展公司，全部均為在中國註冊成立之公司

本公佈所用滙率為人民幣1.06元兑1.00港元。

承董事會命
恒盛東方控股有限公司
執行董事
黎明偉

香港，二零零二年十二月十六日